

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2014

Via E-Mail
Mr. Gregory Rotelli
President, Chief Executive Officer, ChiefFinancial Officer,
Treasurer, Secretary and Director
Independence Energy Corp.
3020 Old Ranch Parkway, Suite 300
Seal Beach, CA 90740

> **Re:     Independence Energy Corp.**
> **Form 10-K for the Fiscal Year ended January 31, 2013**
> **Filed May 16, 2013**
> **Form 10-Q for the Fiscal Quarter ended July 31, 2013**
> **Filed September 16, 2013**
> **Response Letter dated February 10, 2014**
> **File No. 000-54323**

Dear Mr. Rotelli:

We have reviewed your filings and response letter and have the following additional comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended January 31, 2013

Report of Independent Registered Public Accounting Firm, page 28

1.      We note that although you amended your filing on February 10, 2014 in an effort address the concerns raised in prior comment one, the audit report that you now present on page 28 is not properly dated.  Please amend your Form 10-K to include a properly dated audit report, as required by Rule 8-01(a) and Rule 2-02(a) of Regulation S-X.  Please be aware that an amendment is required to present the entire Item being amended and to include updated certifications that refer to the amended filing.  Further, since the interim report on Form 10-Q did not include properly dated certifications, and you omitted the substance of the report

when filing your amendment on February 10, 2014, you should also amend that filing again to include the entire report and properly dated certifications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Klinko at (202) 551-3824 or if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief